

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

Mail Stop 7010

January 26, 2009

By U.S. Mail and Facsimile to (651) 293-2573

Douglas M. Baker, Jr.
Chairman of the Board, President and Chief Executive Officer
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102

**Re: Ecolab Inc.
Form 10-K for Fiscal Year Ended
December 31, 2007
Proxy Statement on Schedule 14A
Filed on March 19, 2008
File No. 1-09328**

Dear Mr. Baker:

We have reviewed your response letter dated January 12, 2009 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion & Analysis, page 25

1.   We note your response to comment 1 of our November 26, 2008 letter. We note that the discussion of where you target each element of compensation against the peer companies and where actual payments fall, generally groups together the named executive officers to disclose where the actual payments fall within targeted parameters. For example, on page 26, the actual base salary of the CEO in relation to benchmarked targeted parameters is discussed separately but the other named executive officers are grouped together. Furthermore, on pages 27 and 28 in the disclosure of where actual award payments fall in relation to benchmarked targeted parameters, a range is given, and the named executive officers, including the CEO are grouped together. In future filings, please disclose for each named executive officer, where actual payments fall within

benchmarked targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

2. In your disclosure, provide an explanation of the data that you are comparing to the actual benchmarked targeted compensation. For example, on page 26, does the statement that "the annualized base salary rates after the increases are within approximately 91% of our competitive market for the principal executive officer" mean that in 91% of all of the benchmarked companies the median principal executive officer pay is equal to or lower than the pay of your principal executive officer, does it mean that you paid your principal executive officer 91% of the mean of all of the principal executive officer salaries in your benchmarked survey or does it have another meaning?

3. In future filings, please explain how and why you size adjust data from third party surveys and disclose your size adjusted competitive market. Also, disclose the specific median range used as the standard to set your targets and explain the data that relates to the median range percentages.

4. We note your response to prior comment 2. Please provide us with a more detailed explanation as to why disclosure would be likely to cause you substantial competitive harm. For example, how would disclosure of targets relating to business unit revenue and operating income goals provide competitors with specific information about your strategic planning that would then cause substantial competitive harm? Please also explain more thoroughly how you would be competitively harmed if EPS goals were disclosed. The fact that these goals are not currently reported and are different from EPS guidance provided to the public does not explain how you would be likely to be substantially competitively harmed if the information were disclosed. Further, it is not clear why disclosure of a narrow range of "low double-digit to mid-teen double-digit growth" would not be competitively harmful, but disclosure of the actual targets within that range would be harmful.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct questions to Sherry Haywood, Staff Attorney at (202) 551-3345, or me at (202) 551-3771.

Sincerely,

Pamela Long
Assistant Director

cc: Sarah Erickson (v*ia facsimile 651/ 293-2573)*
     Associate General Counsel
     Ecolab Inc.